SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of the section entitled “Litigation”:

“On April 1, 2011, a Verified Consolidated Amended Class Action Complaint was filed in In re Celera Corporation Shareholder Litigation, Consolidated C.A. No. 6304-VCP, pending in the Delaware Court of Chancery (“Amended Delaware Complaint”). The Amended Delaware Complaint supersedes the existing complaints pending in the Delaware Court of Chancery, and names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The Amended Delaware Complaint alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that the Company, Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The Amended Delaware Complaint alleges that the Offer and Merger between the Company and Parent involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the transactions to benefit themselves personally. The Amended Delaware Complaint further alleges that the Company’s Schedule 14D-9 fails to fully and fairly disclose all material information relating to the background of the Offer, the Company’s financial projections, and the fairness opinion of Credit Suisse directed to the Company Board. The Amended Delaware Complaint seeks compensatory damages and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the allegations of the Amended Delaware Complaint lack merit, and will contest them vigorously.

On April 1, 2011, a putative class action lawsuit captioned McCreary v. Celera Corp., et al. was filed in the United States District Court for the Northern District of California. The complaint names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The plaintiff alleges that the Company and its directors violated sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 by filing a materially misleading Schedule 14D-9, that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that the Company and Parent aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and Merger between the Company and Parent involves an unfair price, an inadequate sales process and unreasonable deal protection devices, that the Company’s directors agreed to the transactions to benefit themselves personally, and that the Schedule 14D-9 fails to adequately disclose information relating to the opinion provided by Credit Suisse to the Company Board. The complaint seeks injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit, and will contest them vigorously.

With respect to the foregoing matters, there can be no assurance that the Company will be successful in the defense of such matters.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 4, 2011